FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:

Friday 15 May 2009
,
London
 UK
 & Philadelphia
US
 - LSE Announcement

GlaxoSmithKline update:
A (H1N1) influenza vaccine
development

-

GSK
has received
orders from
several
g
overnment
s aiming to
stockpile
 a new
candidate A (H1N1) adjuvanted influenza vaccine as a precautionary measure

-

Company
 to manufacture the new vaccine, once virus seed is made available by the WHO

-

Seasonal influenza vaccine production continues

GSK
is
 committed to supporting governments and health authorities around the world to respond to the emergence of the new A (H1N1) influenza strain.

Since the outbreak, t
he company
has been in continuous
 discussions with
governments and
public health authorities, including the WHO, the US Centers for Disease Control and Prevention, the US Department of Health and Human Services and the
European Centre for Disease Prevention and Control
to help develop appropriate options to respond to the emergence of the new A (H1N1) influenza strain.

A (H1N1) influenza candidate adjuvanted vaccine
GSK expects to manufacture a
 candidate
A (H1N1)
adjuvanted
 influenza vaccine once virus seed
is
 made available by the
WHO. The f
irst doses of the vaccine are expected to be available four to six months later, subject to regulatory approval.

  The vaccine will comprise antigen of the recently isolated A (H1N1) influenza strain and also contain GSK's proprietary adjuvant system AS03. An adjuvant system can be added to the antigen at time of administration. In clinical studies using the H5N1 influenza strain, an adjuvanted formulation has been shown to stimulate a higher immune response while using a smaller amount of antigen as compared to a formulation without adjuvant. The adjuvant system therefore helps to increase the number of vaccine doses that can be produced.
  1
  In addition, in clinical studies with the H5N1 influenza strain, the adjuvanted vaccine demonstrated the potential to provide protection even if the influenza strain drifts (changes slightly).
  2,3

  The new
  candidate
  vaccine will require regulatory approval.
  In 2008, GSK received a European licence for

  a
  pandemic vaccine based on a 'mock-up' dossier.
  This approval, which was based on data involving the H5N1
  influenza
  strain, is expected to enable faster registration of this new A (H1N1) influenza vaccine and is currently being discussed with European regulatory authorities
  .

  To date, GSK has received
  interest from several g
  overnment
  s aiming to
  stockpile

  the new candidate
  adjuvanted
  vaccine as a precautionary measure
  . These include:

  Supplying
  the UK Government with 60
   million doses of the candidate
  A (H1N1)
  adjuvanted
   influenza vaccine.
  The French Government intend to purchase 50 million doses of the candi date A (H1N1) influenza vaccine.

  The Government of
  Belgium
   intend to purchase 12.6 million doses of the candidate A (H1N1) influenza vaccine in order to stockpile and to protect, when needed, the total Belgian population.

  A
  n agreement with the Government of Finland to
  supply 5.3 million doses of H1N1 antigen, which is expected to be used in conjunction with the government's existing stockpile of GSK's adjuvant system.

  GSK has made substantial investments to expand capacity for its adjuvant system. As part of the company's commitment to maximising global manufacturing capacity of a pandemic vaccine, GSK is ready to engage
   in discussions with companies and governmental agencies that can combine the adjuvant system
  with alternatively sourced antigen
  .

  GSK is committed to addressing the needs of developing countries with use of this candidate adjuvanted
  vaccine
  .

   GSK
  will convert its
  intended donation
   to the WHO of 50 million doses of H5N1 pre-pandemic vaccine to the new candid ate A (H1N1) adjuvanted influenza vaccine

  once production begins
  .

  In the future, as capacity increases, GSK will supply the
  candidate A (H1N1)
  adjuvanted

  influenza
  vaccine to developing countries under a tiered-pricing policy based on World Bank classifications

  and GAVI eligibility
  .

Seasonal
influenza vaccine
GSK will continue to
produce its seasonal influenza vaccine for the 2009/2010 Northern Hemisphere influenza season as planned and expects to complete productio
n of this vaccine by the end of
July. The company also continues to supply seasonal vaccine f or use in the Southern H
emisphere as it enters the winter season
 this year
.

GlaxoSmithKline
 - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit
www.gsk.com

S M Bicknell
Company Secretary

15 May 2009

Notes to Editors

  Adjuvants, from the Latin word adjuvare meaning 'to help', are compounds used to enhance a vaccine's ability to elicit a strong, durable, protective immune response making them more effective. Until recently, vaccine research and development focused nearly exclusively on the antigen, the target molecule that is selected to trigger a specific immune response in the body to protect against a particular disease. It is now widely accepted that adjuvants can also contribute substantially to the immune response induced by a vaccine.

  GSK is continuing discussions with other governments and public health authorities to increase production and supply of
   its
   anti-viral medication,
  Relenza
  .

  Relenza

  can both treat influenza (flu, infection caused by influenza virus) and reduce the chance of getting flu in the community and household settings. The flu is a highly contagious and potentially fatal disease caused by influenza types A and B. While some antiviral medications only protect against influenza A,
  Relenza
   is effective against both influenza A and B.
  Relenza
   is approved for the prophylaxis and treatment of influenza in children and adults.

  Relenza
   is an inhaled medicine delivered as a dry powder through a device called a
  Diskhaler
   to the surface of the upper respiratory tract, and may shorten the amount of time a person is sick if used within two days of onset of illness.
  Relenza
   belongs to a group of medicines called neuraminidase inhibitors. These medications attack the influenza virus itself - not just the symptoms - and prevent it from spreading inside your body.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Ann ual Report on Form 20-F for 2008
.

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

References

1.

Leroux-Roels et al. Antigen sparing and cross-reactive immunity with an adjuvanted rH5N1 prototype pandemic influenza vaccine: a randomised controlled trial. Lancet 2007; 370 (9587): 580-89.
2.
    Leroux-Roels I et al, Broad Clade 2 Cross-Reactive Immunity Induced by an Adjuvant systemed Clade 1 rH5N1 Pandemic Influenza Vaccine PLoS
ONE
 3(2): e 1665. doi:10.1371/jounal.pone.0001665
3.

Baras et al. Cross-protection against lethal H5N1 challenge in ferrets with an adjuvanted pandemic influenza vaccine. PLoS
ONE
 2008; 3 (1): e1401.

Relenza
 and
Diskhaler
 are trademarks of GlaxoSmithKline

Registered in England & Wales : No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 15, 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc